BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) hereby informs to its shareholders and to the market in general that, at the Extraordinary General Shareholders’ Meetings held on December 12, 2018, was approved the merger, by the Company, of the SHB Comércio e Indústria de Alimentos S.A. (“SHB”), its wholly owned subsidiary, with the consequent winding-up of SHB, pursuant to the terms and conditions provided for in the Protocol and Justification of the Merger of SHB, executed by the management of both the Company and SHB, on October 26, 2018.

São Paulo, December 12, 2018.

Elcio Mitsuhiro Ito
Chief Financial and Investor Relations Officer